Exhibit 99.1

Aphria Inc. Adult-use Brands Dominate 2020 Kind Awards

Canadian Budtenders Vote Top Honours for Good Supply, Solei, RIFF and Broken Coast
Good Supply wins 'Cartridge of the Year' across all strains
Solei wins 'CBD Brand of the Year'
RIFF and Good Supply take home in the Indica category
Broken Coast wins 'Craft Cannabis of the Year'

LEAMINGTON, ON, Dec. 14, 2020 /CNW/ - Aphria Inc. ("Aphria", "we", or the "Company") (TSX: APHA) (NASDAQ: APHA), a leading global cannabis company inspiring and empowering the worldwide community to live their best life, today announced four of its adult-use brands were recognized by the 2020 kind Awards, presented by kind Magazine on December 10, 2020.

The Company received a total of six awards, the most awards given to one licensed producer. After more than 150 budtenders across Canada voted on the best Canadian cannabis companies and products of the year across 22 categories and thousands of products, Good Supply, Solei, RIFF and Broken Coast took home top honours.

"It is a great honour to have Good Supply, Solei, RIFF, and Broken Coast recognized, by Canada's budtenders. Not only do these awards speak to the quality of product, but to the continued strength of our brands," said Irwin D. Simon, Chairman and Chief Executive Officer, Aphria Inc. "Budtenders play a vital role in propelling the industry forward, which is why these awards mean so much to us. We understand the value budtenders bring and often use their feedback to help drive innovation. They are the boots on the ground, providing much needed education through their daily interaction with consumers and we truly value the fact that our brands came top of mind across all these categories."

Aphria continues to invest in product innovations, like the recently announced expansion of 510 vapes across its award-winning brand portfolio.

The Company's adult-use brands Good Supply, Solei, RIFF, and Broken Coast, took home top honours in both brand and product categories:

  Indica Cartridge of the Year – Purple Monkey by Good Supply
  Sativa Cartridge of the Year – Tangie Kush by Good Supply
  Hybrid Cartridge of the Year – Pineapple Express by Good Supply
  CBD Brand of the Year – Solei
  Indica Pre Roll of the Year – Subway Scientist by RIFF
  Craft Cannabis Brand of the Year – Broken Coast

We Have A Good Thing Growing

About Aphria Inc.

Aphria Inc. is a leading global cannabis company driven by an unrelenting commitment to our people, the planet, product quality and innovation. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria Inc. has been setting the standard for the low-cost production of high-quality cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria Inc. is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria Inc. drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion.

For more information, visit: aphriainc.com

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SOURCE Aphria Inc.

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%CIK: 0001733418

For further information: For media inquiries please contact: Tamara Macgregor, Chief Corporate Affairs Officer, tamara.macgregor@aphria.com, 437-343-4000; For investor inquiries please contact: Investor Relations, investors@aphria.com

CO: Aphria Inc.

CNW 08:00e 14-DEC-20